

Mail Stop 3561

September 20, 2016

Suzanne Bettman
President
LSC Communications, Inc.
35 West Wacker Drive
Chicago, IL 60601

> **Re:** **LSC Communications, Inc.**
> **Form 10-12B**
> **Filed March 31, 2016**
> **File No. 001-37729**

Dear Ms. Bettman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: James M. Shea, Jr.
        Sullivan & Cromwell LLP